                                                               Exhibit (a)(5)(E)

                          [REGISTER.COM LOGO OMITTED]

                     REGISTER.COM FILES AMENDED SCHEDULE T-O
                 IN CONNECTION WITH ITS $120 MILLION SELF TENDER

NEW YORK, NY, AUGUST 14, 2003 - Register.com, Inc. (Nasdaq: RCOM), a leading provider of global domain name registration and Internet services, today announced that the Company filed an amended Schedule T-O with the Securities and
Exchange Commission (SEC) in connection with its $120 million self tender offer for shares and warrants. The offer is priced at $6.35 in cash per share (less the applicable exercise price, in the case of warrants) and is currently scheduled to expire on September 2, 2003.

The amended filing discloses that, since the original filing date of the offer, all of the Company's directors and executive officers have provided the Company with details regarding their intentions with respect to the offer. Almost all of the Company's directors and executive officers indicated that they intend to tender substantially all of their shares and warrants in the offer. If all other stockholders and warrant holders similarly participate in the offer, because of proration, directors and executive officers would beneficially own an aggregate of approximately 28% the Company's common stock. In the event that the Company is advised of a material change in the directors' and executive officers'
intentions to tender, the Company will publicly announce that change and will extend, to the extent required by law, the expiration date of the offer.

"If substantially all shares and warrants are tendered, the offer would be oversubscribed and purchases in the offer would therefore be pro rated, including shares and warrants held by directors and executive officers," said
Mitchell I. Quain, Executive Chairman of Register.com. "The transaction would in that case allow the Company to return cash to stockholders without materially changing the pro rata ownership of the Company's stockholder base. Stockholders will have the opportunity to make their own decision about participating in the offer with the benefit of knowing management's intentions regarding participation."

In addition, the offer has been amended to provide that, in the event that it is oversubscribed, shares and warrants will be accepted on a pro rata basis but subject to separate proration pools. The Company believes that, as compared to the original offer, the change to proration mechanics will not materially change the effects on stockholders and warrant holders in the event that the offer is oversubscribed. The filing also details reductions to the Company's 2003 revenue and earnings guidance and clarifies that the offer does not include a proration preference for odd lot tenders.

Securityholders of Register.com are urged to carefully read the amended and restated Offer to Purchase and related tender offer materials. These documents contain important information about the transaction and should be read in connection with making a decision with respect to the tender offer.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Register.com has filed an amended Schedule TO with the SEC. Investors and securityholders are able to obtain free copies of the Schedule TO, Offer to
Purchase and related materials as well as Register.com's related filings with the Commission from the Company's investor web site
http://investor.register.com.

For additional information on the self-tender offer or copies of any of the offering materials, securityholders may contact Innisfree M&A Incorporated, at
888-750-5834. Investors and securityholders

may obtain a free copy of the Offer to Purchase and other documents filed by
Register.com with the Commission at the Commission's web site, www.sec.gov.

The Company has not authorized any person to make any recommendation on its behalf as to whether a stockholder or warrant holder should or should not tender its shares and/or warrants in the offer. A stockholder or warrant holder should rely only on the information contained in this document or any other document to which the Company has referred you. The Company has not authorized any person to give any information or to make any representation in connection with the offer other than those contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to a stockholder or warrant holder or gives such stockholder or warrant holder any information, such stockholder or warrant holder must not rely on that recommendation, representation or information as having been authorized by the
Company or the information agent.

ABOUT REGISTER.COM

Register.com, Inc. (www.register.com) is a leading provider of global domain name registration and Internet services for businesses and consumers that wish to have a unique address and branded identity on the Internet. With over three million domain names under management, Register.com has built a brand based on quality domain name management services for small and medium sized businesses, large corporations, as well as ISPs, telcos and other online businesses.

In October 2002, Register.com was named among Deloitte & Touche's Technology
Fast 50 in New York. The company was founded in 1994 and is based in New York.

                                      # # #

Statements in this announcement other than historical data and information constitute forward-looking statements, and involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. These potential risks and uncertainties include, among others, uncertainty as to what individuals, including directors and executive officers of the Company, will do, uncertainty of future revenue and profitability from existing and acquired businesses, increasing competition across all segments of the domain name registration business, risk associated with the Company's restructuring process and future business plan, including the risk that expected cost reductions and revenues may not be realized at all or in the intended time frame, risks associated with the Company's recently announced
$120 million self-tender offer, risks associated with high levels of credit card chargebacks and refunds, uncertainty regarding the introduction and success of new top level domains, including the launch of the .pro top level domain, customer acceptance of new products and services offered in addition to, or as enhancements of our registration services, uncertainty of regulations related to the domain registration business and the Internet generally, the rate of growth of the Internet and domain name industry, risks associated withy any extraordinary transactions we may pursue and other factors detailed in our filings with the Securities and Exchange Commission, including our quarterly report on Form 10Q for the period ended June 30, 2003 currently on file.

CONTACTS
--------

TENDER OFFER INFORMATION OR MATERIALS:
Innisfree M&A Incorporated
888-750-5834

INVESTOR RELATIONS:
Stephanie Marks,
(212) 798-9169
smarks@register.com